Filed Pursuant to Rule 433

Registration No. 333-178428

August 20, 2012

PRICING TERM SHEET

$1,000,000,000

$500,000,000 2.20% Senior Notes due 2017

$500,000,000 3.75% Senior Notes due 2022

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Laboratory Corporation of America Holdings

Expected Ratings (Moody’s/S&P)*:	Baa2 (Positive) / BBB+ (Stable)

Security:	2.20% Notes due 2017 (the “2017 Notes”)	3.75% Notes due 2022 (the “2022 Notes”)

Size:	$500,000,000	$500,000,000

Maturity Date:	August 23, 2017	August 23, 2022

Coupon:	2.20%	3.75%

Interest Payment Dates:	February 23 and August 23, commencing February 23, 2013	February 23 and August 23, commencing February 23, 2013

Price to Public:	99.793%	99.884%

Net Proceeds to Issuer (before expenses):	$495,965,000	$496,170,000

Benchmark Treasury:	0.500% due July 31, 2017	1.625% due August 15, 2022

Benchmark Treasury Price and Yield:	98-18+; 0.794%	98-09; 1.814%

Spread to Benchmark Treasury:	+ 145 basis points	+ 195 basis points

Reoffer Yield:	2.244%	3.764%

Make-Whole Spread:	+25 basis points	+30 basis points

Optional Redemption:

The issuer may at its option redeem

some or all of the 2017 Notes at any time or from time to time prior to their maturity, at a redemption price equal to the greater of the principal amount of the 2017 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

The issuer may at its option redeem some or all of the 2022 Notes at any time or from time to time prior to May 23, 2022, at a redemption price equal to the greater of the principal amount of the 2022 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

On or after May 23, 2022, the issuer may at its option redeem some or all of the 2022 Notes at a redemption price equal to the principal amount of the 2022 Notes being redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	50540R AK8/ US50540RAK86	50540R AL6/ US50540RAL69

Trade Date:	August 20, 2012

Expected Settlement Date:	August 23, 2012

Active Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Passive Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. TD Securities (USA) LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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